GALIANO GOLD PROVIDES THIRD QUARTER 2024 RESULTS
RELEASE AND CONFERENCE CALL DETAILS

Vancouver, British Columbia, October 8, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce it will release its Q3 2024 financial and operational results after market close on November 7, 2024.

Conference Call Details		Replay (available until November 15, 2024)
Date:	November 8, 2024	Local:	(+1) 289-819-1450
Time:	10:30 AM ET (7:30 AM PT)	Toll Free:	1-888-660-6345
Dial In:	(+1) 437-900-0527	Access Code:	09652 #
Toll Free:	1-888-510-2154

The call will be webcast (web link: https://app.webinar.net/gNJWpR3dMkz) and can be accessed at Galiano's website: www.galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Krista Muhr

Telephone: 1-778-239-0446

Email: info@galianogold.com